AUR RESOURCES INC.
1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427

02049447

SUPPL

August 8, 2002

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

Dear Sirs,

Please find enclosed a copy of the 2002 Second Quarter Report to Shareholders to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

AUR RESOURCES INC.

Kathy Noble

Kathy Noble
Assistant Secretary

Encl.

\kn

dlw 8/28

82- 4624

AUR RESOURCES INC.

REPORT TO SHAREHOLDERS - SECOND QUARTER 2002

AUR RESOURCES INC. REPORTS EARNINGS OF US$2.6 MILLION AND CASH FLOW FROM OPERATING ACTIVITIES OF US$16.5 MILLION IN THE SECOND QUARTER OF 2002

Highlights for the Quarter

Aur Resources had a solid operating performance in the second quarter of 2002 with copper production of 60.6 million pounds and cash operating costs at the Louvicourt, Andacollo and Quebrada Blanca mines averaging $0.48 per pound of copper sold. Cash and working capital were $62.2 million and $77.0 million, respectively, at June 30, 2002. Aur is a US dollar reporter.

Financial Highlights

Revenues were $48.4 million in the second quarter of 2002 compared to $57.3 million for the same period in 2001. Net earnings were $2.6 million, equal to $0.02 per share for the quarter, compared to $8.0 million or $0.08 per share for the same quarter last year. Cash flow from operating activities was $16.5 million, equal to $0.18 per share, compared to $15.7 million or $0.17 per share in the second quarter of 2001.

Revenues for the six month period ending June 30, 2002 were $95.0 million compared to $107.8 million for the same period in 2001. Net earnings were $5.3 million, equal to $0.05 per share, for the period, compared to $9.0 million or $0.09 per share in 2001. Cash flow from operating activities was $26.1 million, equal to $0.29 per share for the six months ended June 30, 2002, compared to $35.1 million or $0.39 per share in 2001. Aur's cash position at June 30, 2002 was $62.2 million and working capital was $77.0 million

Aur's forward sale of 26.5 million pounds of copper at $0.83 per pound generated $2.6 million of revenue for the Company in the second quarter and assisted Aur in realizing an average of $0.76 per pound of copper sold, compared to the LME average price for the quarter of $0.73 per pound. In 2001, revenues from the forward sale of 38.5 million pounds of copper at $0.87 per pound totalled $4.7 million and assisted Aur in realizing an average of $0.86 per pound of copper sold, compared to the LME average price for the quarter of $0.75 per pound. For the year-to-date, revenues from the forward sales of 53.0 million pounds of copper at $0.83 per pound totalled $5.9 million and allowed Aur to realize an average of $0.78 per pound of copper sold compared to the year-to-date LME average of $0.72 per pound to June 30, 2002. Aur realized an average of $0.86 per pound in 2001 compared to the year-to-date LME average of $0.77 per pound last year.

Aur repaid $12.2 million of its bank debt in June 2002 reducing the balance outstanding to $134.4 million. A $1.5 million mandatory prepayment of the bank debt from Aur's excess cash flow in the first half of 2002 will be made on August 15, 2002.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

Aur Resources Inc.

Production Highlights

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the second quarter of 2002 was 60.6 million pounds of copper, 3.3 million pounds of zinc, 50,000 ounces of silver and 1,900 ounces of gold, compared to 58.9 million pounds of copper, 1.6 million pounds of zinc, 52,000 ounces of silver and 2,200 ounces of gold in the second quarter of 2001. Minesite revenues were $45.8 million and mine cash operating costs were $30.1 million in the second quarter of 2002, compared to $52.6 million and $33.3 million, respectively, for the same period in 2001. Operating revenues were $6.8 million lower than for the same period in 2001 due to lower metal prices and lower sales this year. Operating revenues were below budget due to a combination of 2.6 million fewer pounds of copper being sold and lower copper prices. Aur's cash operating cost per pound of copper sold, net of by-product credits, was $0.48 for the quarter, compared to $0.49 in the second quarter of 2001. Mine cash operating costs were $3.2 million lower than for the same period in 2001. Cash flow from mining operations, before investments in capital assets at the minesites, was $14.9 million in the second quarter of 2002, compared to $18.9 million for the same period last year.

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the six months ended June 30, 2002 was 120.1 million pounds of copper, 6.3 million pounds of zinc, 107,000 ounces of silver and 4,300 ounces of gold, compared to 117.8 million pounds of copper, 5.4 million pounds of zinc, 116,000 ounces of silver and 4,500 ounces of gold in the six months ended June 30, 2001. Minesite revenues were $89.1 million and mine cash operating costs were $59.6 million for the year-to-date compared to $100.5 million and $65.7 million, respectively, in 2001. Operating revenues, excluding those from Aur's copper forward sales, were $10.3 million below budget primarily as a result of lower realized copper prices and sales. Aur's cash operating cost per pound of copper sold, net of by-product credits, was $0.03 better than budget at $0.48 for the six months ended June 30, 2002, compared to $0.51 in 2001. Cash flow from mining operations for the six months ended June 30, 2002 was $24.9 million before capital expenditures at the mines of $8.7 million compared to $43.2 million and $2.5 million, respectively, last year.

Louvicourt Mine

The Louvicourt Mine produced 23.4 million pounds of copper and 10.9 million pounds of zinc from 377,278 tonnes of ore milled during the second quarter of 2002. Mill throughput was 8,700 tonnes lower, copper production was 2.7 million pounds lower and zinc production was 5.5 million pounds higher than in the second quarter of last year. Copper production was essentially as budgeted, while zinc production was 0.7 million pounds lower than budgeted for the second quarter, principally due to lower head grades resulting from changes in mine stope sequencing.

Louvicourt produced 49.8 million pounds of copper and 21.1 million pounds of zinc from 742,231 tonnes of ore milled during the six months ended June 30, 2002. Mill throughput and copper production were 17,000 tonnes and 2.3 million pounds, respectively, lower and zinc production was 3.0 million pounds higher than last year. Copper and zinc production for the year-to-date were 2.7 million pounds and 4.9 million pounds less than budgeted due to lower head grades and tonnages milled.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

Aur's share of Louvicourt's revenues was $7.5 million in the second quarter of 2002, compared to $6.7 million in 2001. The difference in revenues is principally due to the impact of changing metal prices and the timing of smelter settlements. Aur's cash operating costs for the quarter, net of by-product credits, were $0.06 lower than budgeted at $0.47 per pound of copper sold due to lower than budgeted smelting and refining costs. Mine site operating costs were slightly lower than budget at $26.05 per tonne milled, compared to $26.62 per tonne last year. There were no capital expenditures in the quarter this year, compared to $0.1 million last year.

Aur's share of Louvicourt's revenues was $15.3 million for the six months ended June 30, 2002, compared to $15.6 million in 2001. The lower revenue was principally due to lower sales volume. Cash operating costs, net of by-product credits, for the year-to-date were $0.02 lower than budget at $0.48 per pound of copper sold. Capital expenditures for the year-to-date were nil compared to $0.2 million in 2001.

Production for the year 2002 is expected to be 2.7 million pounds below budget at 94.4 million pounds of copper and 11.0 million pounds below budget for zinc at 41.9 million pounds. Cash operating costs are expected to be $0.01 per pound higher than originally budgeted at $0.50 per pound of copper sold, net of by-product credits, for the full year 2002.

Andacollo Mine

The Andacollo Mine produced 12.0 million pounds of high quality cathode copper during the second quarter of 2002, 0.7 million pounds higher than budgeted. A total of 4.2 million tonnes of rock, of which 0.9 million tonnes was ore, was mined at a strip ratio of 3.8:1, all of which were essentially as budgeted. Andacollo produced 11.6 million pounds of high quality cathode copper during the second quarter of 2001. A total of 4.5 million tonnes of rock, of which 1.0 million tonnes was ore, was mined at a strip ratio of 3.7:1 in the second quarter of 2001.

Andacollo's revenues of $9.6 million, generated from the sale of 12.8 million pounds of copper in the second quarter of 2002, were lower than the revenues of $9.7 million in 2001 as a result of lower copper prices this year. Cash operating costs were $6.8 million, $0.2 million lower than budget, and $0.2 million lower than the $7.0 million in 2001. The lower cash operating costs and higher number of pounds sold in the second quarter of 2002 resulted in cash operating costs of $0.53 per pound of copper sold, $0.04 lower than budgeted, compared to $0.57 for the same period in 2001. The lower costs were due to cost savings in most areas of the operation combined with increased copper sales. Capital expenditures were $0.2 million in the second quarter, compared to $0.1 million in 2001. Cash flow form operating activities was $3.5 million in the second quarter of 2002, compared to $2.0 million in 2001.

Andacollo produced 24.8 million pounds of high quality cathode copper during the six months ended June 30, 2002. A total of 8.2 million tonnes of rock, of which 1.9 million tonnes was ore, was mined at a strip ratio of 3.4:1. Andacollo produced 23.1 million pounds of copper for the same period in 2001. A total of 8.2 million tonnes of rock, of which 1.9 million tonnes was ore, was mined at a strip ratio of 3.5:1 in 2001.

Andacollo's revenues were $17.6 million for the six months ended June 30, 2002 compared to $19.2 million in 2001 as a result of lower metal prices this year. Cash operating costs were $12.3 million or $0.51 per pound of copper sold compared to $0.54 per pound last year. The costs were $0.08 per pound lower than budgeted as a result of operating cost efficiencies in all areas of the mine. Capital expenditures were $0.8 million for the year-to-date, primarily for major overhauls of mining trucks, compared to $1.0 million in 2001, and are expected to be in line with the budget at $1.7 million for 2002.

Aur RESOURCES INC.

Quebrada Blanca Mine

The Quebrada Blanca Mine produced 41.5 million pounds of 100% LME Grade A cathode copper in the second quarter of 2002, approximately 1.2 million pounds lower than budgeted, compared to 39.4 million pounds in 2001. A total of 8.3 million tonnes of rock, of which 2.5 million tonnes was ore, was mined at a strip ratio of 2.3:1 in the second quarter of 2002, compared to 8.3 million tonnes of rock, of which 2.8 million tonnes was ore, and a strip ratio of 2.0:1 for the second quarter of last year.

Quebrada Blanca's revenues, generated from the sale of 38.7 million pounds of copper, were $28.7 million in the second quarter of 2002, approximately $3.7 million below budget, due principally to lower realized copper prices and the sale of 2.8 million pounds less copper than produced. Operating revenues of $36.1 million in the second quarter of 2001 were $7.4 million higher than in 2002 due to higher copper prices and higher sales of cathode copper in 2001. Cash operating costs were $17.9 million, $4.4 million or $0.06 per pound of copper sold, under budget due to cost savings in all areas of the operations. The cash operating costs per pound of copper produced and sold in the second quarter of 2001 were both $0.46. Cash flow from operating activities was $11.2 million in the second quarter of 2002 compared to $14.3 million in 2001.

Quebrada Blanca produced 80.4 pounds of copper in the six months ended June 30, 2002, 5.5 million pounds less than planned. A total of 16.0 million tonnes of rock, of which 5.2 million tonnes was ore, was mined at a strip ratio of 2.1:1 in 2002. Copper quality was 100% LME Grade A and the copper in heap inventory increased by 2.6 million pounds this year. A total of 15.3 million tonnes of rock, of which 5.1 million tonnes was ore, was mined at a strip ratio of 2.0:1 in 2001.

Quebrada Blanca's revenues were $56.1 million for the six months ended June 30, 2002, approximately $9.2 million below budget due principally to lower production and sales of copper and lower realized copper prices. Cash operating costs were $36.0 million or $0.47 per pound of copper sold, $0.03 per pound below budget for the year-to-date.

For the full year 2002, Quebrada Blanca is expected to produce approximately 165 million pounds of copper, approximately 8 million pounds less than budgeted, at a cost of $0.49 per pound of copper sold, $0.01 per pound lower than originally budgeted.

Capital expenditures were $5.5 million, compared to the budget of $9.6 million for the second quarter of 2002 and actual expenditures of $0.4 million in 2001. Capital expenditures for the six months ended June 30, 2002 totalled $7.9 million, $6.0 million less than budget, compared to $1.4 million in 2001. Capital expenditures are expected to total $24.9 million in 2002, essentially as budgeted. The dump leach and power grid connection projects are expected to be completed by year end as scheduled.

Other Financial Information

Exploration expenses were $0.7 million and $1.9 million in the second quarter and year-to-date 2002, respectively, compared to $0.7 million and $2.7 million, respectively, in 2001. For the 2002 year, exploration expenses are expected to be as budgeted at $4.1 million.

Administration expenses were as budgeted at $1.5 million and $2.6 million in the second quarter and year-to-date 2002, respectively, compared to $0.9 million and $2.3 million, respectively, in 2001. For the 2002 year, administration expenses are expected to be as budgeted at $5.1 million.

Aur RESOURCES INC.

Depreciation and amortization expenses were as budgeted at $10.4 million and $20.3 million in the second quarter and year-to-date 2002, respectively, compared to $9.8 million and $19.5 million, respectively, in 2001.

Interest expense on Aur's bank debt was $1.6 million and $3.0 million, respectively, in the second quarter and year-to-date 2002, compared to $3.0 million and $6.7 million, respectively, in 2001. The principal reason for the lower interest expense was significantly lower interest rates in 2002 combined with a $31.3 million reduction in the principal balance outstanding by comparison to 2001. For the 2002 year, interest expense is expected to total $6.0 million, $1.5 million lower than budgeted. Aur's bank debt is based on floating LIBOR interest rates.

Investments in capital assets totalled $5.8 million in the second quarter of 2002, of which $5.5 million was expended at Quebrada Blanca, compared to $0.8 million in 2001. For 2002 year-to-date, investments in capital assets totalled $12.6 million, of which $7.9 million was expended at Quebrada Blanca and $3.7 million was spent on the Duck Pond acquisition, compared to $2.8 million in 2001. Aur anticipates that capital expenditures in 2002, excluding the Duck Pond acquisition cost, will be as originally budgeted at $27.0 million.

At Aur's Annual and Special Meeting held April 25, 2002, the shareholders approved a special resolution authorizing an amendment to Aur's articles to convert the 2.0 million Class B shares into 1.3 million common shares. Common shares now constitute the only class of issued shares of Aur.

For the balance of 2002, Aur has sold forward and holds matching call options for 53.0 million pounds of copper at a price of $0.83 per pound. Aur, therefore, participates fully in copper prices above $0.83 per pound while remaining protected from prices below $0.83 for 53.0 million pounds of remaining copper production in 2002.

Aur uses the intrinsic method of accounting for stock-based compensation. Had stock-based compensation for options granted since January 1, 2002 under Aur's employee stock option plan been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, the expense for the six months ended June 30, 2002 would have totalled $32,000 and, based upon options granted in 2002 to date, the fair value of stock-based compensation expense for the entire 2002 year would total $77,000.

On behalf of the Board,

James W. Gill
President & Chief Executive Officer

July 30, 2002

Aur RESOURCES INC.

PRODUCTION STATISTICS
Three months ended June 30

2002	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	377,278	903,211	1,744,500	n/a
Grade				
Copper (%)	2.91	0.76	1.46	n/a
Soluble copper (%)	n/a	0.65	1.36	n/a
Zinc (%)	1.58	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.70	-	-	n/a
Copper (pounds)				
Produced	7,017,000	12,048,000	41,485,000	60,550,000
Sold	7,017,000	12,774,000	38,708,000	58,499,000
Less: minority interests	-	(3,832,000)	(3,871,000)	(7,703,000)
Net to Aur	7,017,000	8,942,000	34,837,000	50,796,000
Inventory	-	1,018,000	5,302,000	6,320,000
Other metals produced and sold				
Zinc (pounds)	3,284,000	-	-	3,284,000
Gold (ounces)	1,900	-	-	1,900
Silver (ounces)	50,000	-	-	50,000
Cost per pound of copper sold	$0.47	$0.53	$0.46	$0.48

2001	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	385,969	963,691	1,935,422	n/a
Grade				
Copper (%)	3.18	0.91	1.51	n/a
Soluble copper (%)	n/a	0.75	1.40	n/a
Zinc (%)	0.83	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.63	-	-	n/a
Copper (pounds)				
Produced	7,835,000	11,643,000	39,373,000	58,851,000
Sold	7,835,000	12,346,000	44,983,000	65,164,000
Less: minority interests	-	(3,704,000)	(4,498,000)	(8,202,000)
Net to Aur	7,835,000	8,642,000	40,485,000	56,962,000
Inventory	-	75,000	3,662,000	3,737,000
Other metals produced and sold				
Zinc (pounds)	1,632,000	-	-	1,632,000
Gold (ounces)	2,200	-	-	2,200
Silver (ounces)	52,000	-	-	52,000
Cost per pound of copper sold	$0.53	$0.57	$0.46	$0.49

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At Quebrada Blanca, the ore stacked excludes dump leach ore, which is currently not being processed.
2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits where applicable.

Aur RESOURCES INC.

PRODUCTION STATISTICS
Six months ended June 30

2002	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	742,231	1,865,298	3,610,980	n/a
Grade				
Copper (%)	3.15	0.79	1.56	n/a
Soluble copper (%)	n/a	0.68	1.45	n/a
Zinc (%)	1.56	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.75	-	-	n/a
Copper (pounds)				
Produced	14,928,000	24,775,000	80,427,000	120,130,000
Sold	14,928,000	24,034,000	76,997,000	115,959,000
Less: minority interests	-	(7,210,000)	(7,700,000)	(14,910,000)
Net to Aur	14,928,000	16,824,000	69,297,000	101,049,000
Inventory	-	1,018,000	5,302,000	6,320,000
Other metals produced and sold				
Zinc (pounds)	6,342,000	-	-	6,342,000
Gold (ounces)	4,300	-	-	4,300
Silver (ounces)	107,000	-	-	107,000
Cost per pound of copper sold	$0.48	$0.51	$0.47	$0.48

2001	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	759,250	1,876,463	3,525,025	n/a
Grade				
Copper (%)	3.22	0.94	1.51	n/a
Soluble copper (%)	n/a	0.77	1.39	n/a
Zinc (%)	1.31	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.73	-	-	n/a
Copper (pounds)				
Produced	15,633,000	23,107,000	79,091,000	117,831,000
Sold	15,633,000	23,687,000	81,487,000	120,807,000
Less: minority interests	-	(7,106,000)	(8,149,000)	(15,255,000)
Net to Aur	15,633,000	16,581,000	73,338,000	105,552,000
Inventory	-	75,000	3,662,000	3,737,000
Other metals produced and sold				
Zinc (pounds)	5,449,000	-	-	5,449,000
Gold (ounces)	4,500	-	-	4,500
Silver (ounces)	116,000	-	-	116,000
Cost per pound of copper sold	$0.51	$0.54	$0.50	$0.51

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At Quebrada Blanca, the ore stacked excludes dump leach ore, which is currently not being processed

2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits where applicable.

Aur RESOURCES INC.

Consolidated Statements of Operations

(in thousands of United States dollars except earnings per share) (Unaudited)

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
	$	$	$	$
Operating revenues				
Mining	45,783	52,598	89,065	100,501
Hedging	2,631	4,655	5,915	7,340
	48,414	57,253	94,980	107,841
Expenses				
Mining	30,083	33,301	59,594	65,676
Exploration	732	715	1,895	2,707
Administration	1,452	882	2,615	2,335
Depreciation and amortization	10,370	9,754	20,326	19,454
Acquisition credit facility interest	1,552	2,992	2,978	6,742
Other (note 6)	605	(217)	763	(277)
	44,794	47,427	88,171	96,637
Earnings before taxes and minority interests	3,620	9,826	6,809	11,204
Income and resource taxes	(531)	(959)	(822)	(615)
Earnings before minority interests	3,089	8,867	5,987	10,589
Minority interests	(467)	(873)	(726)	(1,554)
Net earnings for the period	2,622	7,994	5,261	9,035
Basic earnings per share (note 5(b))	0.02	0.08	0.05	0.09
Diluted earnings per share (note (5(b))	0.02	0.07	0.04	0.08

Consolidated Statements of Retained Earnings (Deficit)

(in thousands of United States dollars) (Unaudited)

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
	$	$	$	$
Retained earnings (deficit) – beginning of period, as originally stated	25,171	(17,416)	22,974	(17,980)
Adjustment to reflect change in accounting policy for in-process inventories (note 1)	-	3,457	-	3,457
Retained earnings (deficit) – beginning of period, as restated	25,171	(13,959)	22,974	(14,523)
Reduction of share capital and contributed surplus (note 5(d))	-	17,980	-	17,980
Net earnings for the period	2,622	7,994	5,261	9,035
Accretion of equity portion of convertible debt	(441)	(477)	(883)	(954)
Retained earnings (deficit) – end of period	27,352	11,538	27,352	11,538

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Balance Sheets (in thousands of United States dollars)	As at June 30 2002 (Unaudited) $	 December 31 2001 $
Assets		
Current		
Cash	62,175	73,791
Receivables	9,738	11,898
Inventories and prepaid expenses (note 2)	58,538	56,780
	130,451	142,469
Capital assets	312,210	320,385
Net future income and resource taxes	4,881	5,161
Other	3,203	3,659
	450,745	471,674
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	22,368	24,570
Current portion of acquisition credit facility (note 3)	28,297	33,921
Current portion of obligation under capital lease	2,744	2,651
	53,409	61,142
Acquisition credit facility (note 3)	106,132	122,029
Liability portion of convertible debt	3,684	4,567
Obligation under capital lease	5,323	6,744
Obligation on properties purchased	2,712	4,457
Mine closure and site restoration	9,272	8,349
Minority interests	31,522	30,796
	158,645	176,942
	212,054	238,084
Shareholders' equity		
Share capital (note 5)	174,132	173,687
Equity portion of convertible debt	31,316	30,433
Cumulative translation adjustment	5,891	6,496
Retained earnings (deficit) (note 5(d))	27,352	22,974
	238,691	233,590
	450,745	471,674

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Statements of Cash Flow (in thousands of United States dollars) (Unaudited)	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
	$	$	$	$
Operating activities				
Net earnings for the period	2,622	7,994	5,261	9,035
Non-cash items -				
Depreciation and amortization	10,370	9,754	20,326	19,454
Future income and resource taxes	281	669	281	256
Mine closure and site restoration	361	125	798	132
Gain on sale of marketable securities	-	(555)	(114)	(424)
Gain on sale of mineral properties	-	-	-	(334)
Interest on obligation on properties purchased	649	464	649	464
Loss on disposal of capital assets	25	-	25	2
Foreign exchange	(108)	(290)	(89)	98
Minority interests	467	873	726	1,554
	14,667	19,034	27,863	30,237
Net change in non-cash working capital items (note 7)	1,833	(3,362)	(1,800)	4,884
	16,500	15,672	26,063	35,121
Financing activities				
Principal repayment of acquisition credit facility	(12,240)	(4,240)	(21,520)	(4,240)
Capital lease principal payments	(1,421)	(1,085)	(1,421)	(1,085)
Common shares issued	434	-	445	-
Accretion of equity portion of convertible debt	(441)	(477)	(883)	(954)
Foreign exchange and other	(34)	(141)	(85)	247
	(13,702)	(5,943)	(23,464)	(6,032)
Investing activities				
Capital asset acquisitions	(5,704)	(820)	(8,735)	(2,843)
Mineral property acquisition	-	-	(3,762)	-
Mineral property development	(128)	-	(128)	-
Principal payment on property purchased	(2,250)	(1,800)	(2,250)	(1,800)
Proceeds on sale of mineral properties	-	-	-	334
Proceeds on disposal of capital assets	-	7	-	7
Proceeds on sale of marketable securities	-	1,099	571	1,240
	(8,082)	(1,514)	(14,304)	(3,062)
Foreign exchange on cash held in foreign currency	108	290	89	(98)
Increase (decrease) in cash for the period	(5,176)	8,505	(11,616)	25,929
Cash – beginning of period	67,351	46,362	73,791	28,938
Cash – end of period	62,175	54,867	62,175	54,867

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.

RESOURCES INC.

AUR RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six month periods ended June 30, 2002 and 2001
(in thousands of United States dollars except where otherwise noted)
(Unaudited)

1. Accounting policies

The interim unaudited consolidated financial statements of Aur Resources Inc. ("Aur") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to Aur's audited consolidated financial statements for the year ended December 31, 2001. These interim unaudited consolidated financial statements should be read in conjunction with Aur's audited annual consolidated financial statements included in Aur's Annual Report for the year 2001.

As described in note 2(a) to Aur's audited consolidated financial statements for the year ended December 31, 2001, effective 2001, in order to conform the accounting policies of Compañía Minera Carmen de Andacollo ("CDA") with those of Compañía Minera Quebrada Blanca S.A., Aur changed its accounting policy for in-process inventories at CDA to record these amounts on the balance sheet. Previously, CDA expensed these amounts. The financial impact of this accounting change has been retroactively applied to previous financial years. This change did not affect net earnings or earnings per share for the six-month period ended June 30, 2001.

2. Inventories and prepaid expenses

	June 30 2002	December 31 2001
	$	$
Cathode copper	2,814	974
In-process inventories	43,598	45,691
Mine supplies	9,019	9,043
Prepaid expenses	3,107	1,072
	58,538	56,780

3. Acquisition credit facility

	June 30 2002	December 31 2001
	$	$
Mandatory principal prepayment – February 15	-	9,281
Mandatory principal prepayment – August 15	1,497	-
Scheduled principal repayment – December 31	12,400	12,400
Scheduled principal repayment – June 30	14,400	12,240
Current portion of acquisition credit facility	28,297	33,921
Long-term portion of acquisition credit facility	106,132	122,029
	134,429	155,950

A mandatory principal prepayment of $1,497, equal to 40% of excess cash flow (as defined in the credit facility) from January 1 to June 30, 2002, will be made on August 15, 2002.

Aur RESOURCES INC.

4. *Segmented information*

(a) Segmented Statements of Operations for the three months ended June 30

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	7,450	9,584	28,749	-	45,783
Hedging	-	-	-	2,631	2,631
	7,450	9,584	28,749	2,631	48,414
Expenses					
Mining	5,370	6,794	17,919	-	30,083
Exploration	-	-	-	732	732
Administration	-	-	-	1,452	1,452
Depreciation and amortization	992	2,361	6,899	118	10,370
Acquisition credit facility interest	-	-	-	1,552	1,552
Other	-	86	12	507	605
	6,362	9,241	24,830	4,361	44,794
Earnings (loss) before taxes	1,088	343	3,919	(1,730)	3,620
Income and resource taxes	(675)	(5)	(267)	416	(531)
Earnings (loss) before minority interests	413	338	3,652	(1,314)	3,089
Minority interests	-	(102)	(365)	-	(467)
Net earnings (loss)	413	236	3,287	(1,314)	2,622

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	6,735	9,729	36,134	-	52,598
Hedging	-	-	-	4,655	4,655
	6,735	9,729	36,134	4,655	57,253
Expenses					
Mining	5,526	7,034	20,741	-	33,301
Exploration	-	-	-	715	715
Administration	-	-	-	882	882
Depreciation and amortization	902	2,353	6,464	35	9,754
Acquisition credit facility interest	-	-	-	2,992	2,992
Other	1	274	(289)	(203)	(217)
	6,429	9,661	26,916	4,421	47,427
Earnings before taxes	306	68	9,218	234	9,826
Income and resource taxes	(287)	(4)	(665)	(3)	(959)
Earnings before minority interests	19	64	8,553	231	8,867
Minority interests	-	(18)	(855)	-	(873)
Net earnings	19	46	7,698	231	7,994

Aur RESOURCES INC.

(b) Segmented Statements of Operations for the six months ended June 30

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	15,325	17,645	56,095	-	89,065
Hedging	-	-	-	5,915	5,915
	15,325	17,645	56,095	5,915	94,980
Expenses					
Mining	11,255	12,347	35,992	-	59,594
Exploration	-	-	-	1,895	1,895
Administration	-	-	-	2,615	2,615
Depreciation and amortization	2,005	4,760	13,317	244	20,326
Acquisition credit facility interest	-	-	-	2,978	2,978
Other	-	269	(15)	509	763
	13,260	17,376	49,294	8,241	88,171
Earnings (loss) before taxes	2,065	269	6,801	(2,326)	6,809
Income and resource taxes	(1,392)	(10)	(317)	897	(822)
Earnings (loss)before minority interests	673	259	6,484	(1,429)	5,987
Minority interests	-	(78)	(648)	-	(726)
Net earnings (loss)	673	181	5,836	(1,429)	5,261

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	15,592	19,218	65,691	-	100,501
Hedging	-	-	-	7,340	7,340
	15,592	19,218	65,691	7,340	107,841
Expenses					
Mining	11,849	12,837	40,990	-	65,676
Exploration	-	-	-	2,707	2,707
Administration	-	-	-	2,335	2,335
Depreciation and amortization	1,772	4,657	12,954	71	19,454
Acquisition credit facility interest	-	-	-	6,742	6,742
Other	3	505	(406)	(379)	(277)
	13,624	17,999	53,538	11,476	96,637
Earnings (loss) before taxes	1,968	1,219	12,153	(4,136)	11,204
Income and resource taxes	(854)	(8)	(242)	489	(615)
Earnings (loss) before minority interests	1,114	1,211	11,911	(3,647)	10,589
Minority interests	-	(363)	(1,191)	-	(1,554)
Net earnings (loss)	1,114	848	10,720	(3,647)	9,035

Aur RESOURCES INC.

(c) Segmented Balance Sheets as at

June 30, 2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	493	2,458	21,215	38,009	62,175
Receivables	6,460	468	2,031	779	9,738
Inventories and prepaid expenses	691	7,971	49,577	299	58,538
	7,644	10,897	72,823	39,087	130,451
Capital assets	7,383	51,850	248,605	4,372	312,210
Net future income and resource taxes	-	4,334	(2,840)	3,387	4,881
Other	-	-	1,021	2,182	3,203
	15,027	67,081	319,609	49,028	450,745
Liabilities					
Current					
Accounts payable and accrued liabilities	1,402	2,196	11,528	7,242	22,368
Current portion of acquisition credit facility	-	-	-	28,297	28,297
Current portion of obligation under capital lease	-	2,307	437	-	2,744
	1,402	4,503	11,965	35,539	53,409
Acquisition credit facility	-	-	-	106,132	106,132
Liability portion of convertible debt	-	-	-	3,684	3,684
Obligation under capital lease	-	4,197	1,126	-	5,323
Obligation on properties purchased	-	-	-	2,712	2,712
Mine closure and site restoration	1,024	1,313	6,366	569	9,272
Minority interests	-	13,692	17,830	-	31,522
	2,426	23,705	37,287	148,636	212,054

December 31, 2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	331	525	26,335	46,600	73,791
Receivables	6,458	410	2,099	2,931	11,898
Inventories and prepaid expenses	693	9,078	46,499	510	56,780
	7,482	10,013	74,933	50,041	142,469
Capital assets	9,400	56,422	254,033	530	320,385
Net future income and resource taxes	-	4,334	(2,560)	3,387	5,161
Other	-	-	1,309	2,350	3,659
	16,882	70,769	327,715	56,308	471,674
Liabilities					
Current					
Accounts payable and accrued liabilities	1,587	2,230	12,561	8,192	24,570
Current portion of acquisition credit facility	-	-	-	33,921	33,921
Current portion of obligation under capital lease	-	2,214	437	-	2,651
	1,587	4,444	12,998	42,113	61,142
Acquisition credit facility	-	-	-	122,029	122,029
Liability portion of convertible debt	-	-	-	4,567	4,567
Obligation under capital lease	-	5,374	1,370	-	6,744
Obligation on properties purchased	-	-	-	4,457	4,457
Mine closure and site restoration	887	1,021	5,900	541	8,349
Minority interests	-	13,614	17,182	-	30,796
	2,474	24,453	37,450	173,707	238,084

Aur RESOURCES INC.

(d) Segmented Statements of Cash Flow for the three months ended June 30

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	413	236	3,287	(1,314)	2,622
Non-cash items	1,532	2,603	7,669	241	12,045
	1,945	2,839	10,956	(1,073)	14,667
Net change in non-cash working capital items	(272)	681	194	1,230	1,833
	1,673	3,520	11,150	157	16,500
Financing activities					
Principal repayment of acquisition credit facility	-	-	-	(12,240)	(12,240)
Capital lease principal payments	-	(1,177)	(244)	-	(1,421)
Common shares issued	-	-	-	434	434
Accretion of equity portion of convertible debt	-	-	-	(441)	(441)
Foreign exchange and other	-	-	-	(34)	(34)
	-	(1,177)	(244)	(12,281)	(13,702)
Investing activities					
Capital asset acquisitions	-	(165)	(5,539)	-	(5,704)
Principal payment on property purchased	-	-	-	(2,250)	(2,250)
Other	-	-	-	(128)	(128)
	-	(165)	(5,539)	(2,378)	(8,082)
Foreign exchange on cash held in foreign currency	-	-	-	108	108
Intercompany/divisional funding (distributions)	(1,427)	(2,579)	(12,532)	16,538	-
Increase (decrease) in cash for the period	246	(401)	(7,165)	2,144	(5,176)
Cash – beginning of period	247	2,859	28,380	35,865	67,351
Cash – end of period	493	2,458	21,215	38,009	62,175

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings	19	46	7,698	231	7,994
Non-cash items	1,064	2,402	7,984	(410)	11,040
	1,083	2,448	15,682	(179)	19,034
Net change in non-cash working capital items	1,603	(491)	(1,425)	(3,049)	(3,362)
	2,686	1,957	14,257	(3,228)	15,672
Financing activities					
Principal repayment of acquisition credit facility	-	-	-	(4,240)	(4,240)
Principal repayment of mine equipment under capital lease	-	(1,085)	-	-	(1,085)
Accretion of equity portion of convertible debt	-	-	-	(477)	(477)
Foreign exchange	-	-	-	(141)	(141)
	-	(1,085)	-	(4,858)	(5,943)
Investing activities					
Capital asset acquisitions	(83)	(59)	(352)	(326)	(820)
Principal payment on properties purchased	-	-	-	(1,800)	(1,800)
Other	-	-	-	1,106	1,106
	(83)	(59)	(352)	(1,020)	(1,514)
Foreign exchange on cash held in foreign currency	-	-	-	290	290
Intercompany/divisional funding distributions	(2,707)	(1,655)	(14,705)	19,067	-
Increase (decrease) in cash for the period	(104)	(842)	(800)	10,251	8,505
Cash – beginning of period	436	1,662	23,498	20,766	46,362
Cash – end of period	332	820	22,698	31,017	54,867

AUR RESOURCES INC.

(e) Segmented Statements of Cash Flow for the six months ended June 30

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	673	181	5,836	(1,429)	5,261
Non-cash items	3,092	5,148	14,595	(233)	22,602
	3,765	5,329	20,431	(1,662)	27,863
Net change in non-cash working capital items	(184)	1,015	(4,043)	1,412	(1,800)
	3,581	6,344	16,388	(250)	26,063
Financing activities					
Principal repayment of acquisition credit facility	-	-	-	(21,520)	(21,520)
Capital lease principal payments	-	(1,177)	(244)	-	(1,421)
Common shares issued	-	-	-	445	445
Accretion of equity portion of convertible debt	-	-	-	(883)	(883)
Foreign exchange and other	-	-	-	(85)	(85)
	-	(1,177)	(244)	(22,043)	(23,464)
Investing activities					
Capital asset acquisitions	-	(817)	(7,889)	(29)	(8,735)
Mineral property acquisition	-	-	-	(3,762)	(3,762)
Principal payment on property purchased	-	-	-	(2,250)	(2,250)
Other	-	-	-	443	443
	-	(817)	(7,889)	(5,598)	(14,304)
Foreign exchange on cash held in foreign currency	-	-	-	89	89
Intercompany/divisional funding (distributions)	(3,418)	(2,418)	(13,375)	19,211	-
Increase (decrease) in cash for the period	163	1,932	(5,120)	(8,591)	(11,616)
Cash – beginning of period	331	525	26,335	46,600	73,791
Cash – end of period	493	2,457	21,215	38,009	62,175

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	1,114	848	10,720	(3,647)	9,035
Non-cash items	2,404	5,077	14,387	666	21,202
	3,518	5,925	25,107	(4,313)	30,237
Net change in non-cash working capital items	2,743	(70)	7,083	(4,872)	4,884
	6,261	5,855	32,190	(9,185)	35,121
Financing activities					
Principal repayment of acquisition credit facility	-	-	-	(4,240)	(4,240)
Principal repayment of mine equipment under capital lease	-	(1,085)	-	-	(1,085)
Accretion of equity portion of convertible debt	-	-	-	(954)	(954)
Foreign exchange	-	-	-	247	247
	-	(1,085)	-	(4,947)	(6,032)
Investing activities					
Capital asset acquisitions	(189)	(958)	(1,370)	(326)	(2,843)
Principal payment on properties purchased	-	-	-	(1,800)	(1,800)
Other	-	-	-	1,581	1,581
	(189)	(958)	(1,370)	(545)	(3,062)
Foreign exchange on cash held in foreign currency	-	-	-	(98)	(98)
Intercompany/divisional funding distributions	(6,124)	(3,825)	(15,998)	25,947	-
Increase (decrease) in cash for the period	(52)	(13)	14,822	11,172	25,929
Cash – beginning of period	384	833	7,876	19,845	28,938
Cash – end of period	332	820	22,698	31,017	54,867

5. Share capital, earnings per share and stock-based compensation

(a) Issued and outstanding

	2002		2001	
	Shares	Amount	Shares	Amount
	# 000's	$	# 000's	$
Common shares				
Balance – beginning of period	90,755	173,686	90,730	188,800
Reduction of share capital	-	-	-	(15,145)
Share purchase options exercised	272	445	-	-
Conversion of Class B shares	1,300	1	-	-
Balance – end of period	92,327	174,132	90,730	173,655
Class B shares				
Balance – beginning and end of period	2,000	1	2,000	1
Conversion into common shares	(2,000)	(1)	-	-
Balance – end of period	-	-	2,000	1
		174,132		173,656

(b) Earnings per common share

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
	$	$	$	$
(i) Basic				
Numerator				
Net earnings	2,622	7,994	5,261	9,035
Accretion of equity portion of convertible debt charged to retained earnings, net of tax	(286)	(275)	(572)	(550)
Income available to shareholders	2,336	7,719	4,689	8,485
Denominator (# 000's)				
Weighted average number of shares	91,263	90,730	91,263	90,730
Basic earnings per share	0.02	0.08	0.05	0.09
(ii) Diluted				
Numerator				
Income available to shareholders	2,336	7,719	4,689	8,485
Denominator (# 000's)				
Weighted average number of shares	91,263	90,730	91,263	90,730
Potential issuance of shares from convertible debt	11,774	19,181	11,774	19,181
Potential issuance of shares from purchase options	1,570	390	1,570	390
	104,607	110,301	104,607	110,301
Diluted earnings per share	0.02	0.07	0.04	0.08

(c) Conversion of Class B shares into common shares

On April 25, 2002, Aur's shareholders approved an amendment to the articles of Aur to convert each of the 2.0 million issued Class B shares of Aur into 0.65 of a common share, being 1.3 million common shares in the aggregate, and thereby eliminating the Class B shares of Aur.

(d) Reduction of share capital and contributed surplus

On April 26, 2001, Aur's shareholders passed a special resolution reducing the share capital and contributed surplus attributable to the common shares of Aur by an amount sufficient to eliminate Aur's December 31, 2000 deficit of $17,980.

(e) Stock-based compensation plans

At June 30, 2002, Aur had one stock-based compensation plan, which is described below. Aur applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees. Accordingly, no compensation cost has been recognized for its employee share purchase option plan.

Aur has a common share purchase option plan (the "Plan") for directors, officers and senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

Aur's common shares are listed on The Toronto Stock Exchange and trade in Canadian dollars ("CDN"). The following table summarizes information regarding Aur's outstanding and exercisable common share purchase options as at June 30, 2002:

	Outstanding			Exercisable	
Range of exercise prices per share	Balance	Weighted average months remaining	Weighted average exercise price per share	Balance	Weighted average exercise price per share
CDN$	#	#	CDN$	#	CDN$
1.65 to 1.96	789,442	41	1.96	534,442	1.96
2.07 to 2.25	1,270,000	33	2.22	1,114,250	2.24
2.26 to 2.95	562,200	28	2.46	447,200	2.44
3.00 to 4.73	784,781	22	3.63	583,003	3.52
6.50 to 8.10	57,999	9	7.29	57,999	7.29
	3,464,422		2.60	2,736,894	2.60

The following table summarizes information regarding Aur's common share purchase options as at and for the periods ended June 30, 2002:

	Three months ended		Six months ended	
	Shares	Weighted average exercise price per share	Shares	Weighted average exercise price per share
	#	CDN$	#	CDN$
Balance – beginning of period	3,694,722	2.64	3,752,222	2.98
Granted	100,000	4.10	222,223	3.93
Exercised	(265,300)	2.50	(272,800)	2.49
Expired	(65,000)	7.40	(237,223)	3.93
Forfeited	-	-	-	-
Balance – end of period	3,464,422	2.60	3,464,422	2.60

Had stock-based compensation for options granted since January 1, 2002 under Aur's Plan been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, Aur's pro forma net earnings and earnings per share are as follows:

	June 30, 2002			
	Three months ended		Six months ended	
	$	$/share	$	$/share
Net earnings, as reported	2,622	0.02	5,261	0.05
Stock-based compensation expense	(18)	-	(32)	-
Pro forma net earnings	2,604	0.02	5,229	0.05

For purposes of the above, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 0%, expected volatility of 44%, risk-free interest rate of 4.2% and expected life of 36 months.

6. Other expenses (revenues)

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
	$	$	$	$
Interest on obligation under capital lease	128	322	315	573
Interest and other income	(450)	(554)	(925)	(1,646)
Interest and financing costs	662	595	1,039	848
Foreign exchange	91	137	126	450
Gain on sale of marketable securities and investments	-	(555)	(114)	(424)
Other	174	(162)	322	(78)
	605	(217)	763	(277)

AUR RESOURCES INC.

7. Supplementary cash flow information

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
	$	$	$	$
Receivables	1,071	(1,118)	2,160	9,521
Inventories	(598)	2,903	(1,758)	3,242
Accounts payable and accrued liabilities	1,360	(5,147)	(2,202)	(7,879)
	1,833	(3,362)	(1,800)	4,884
Other information:				
Interest paid	1,520	3,041	3,042	6,830
Income, resource and capital taxes paid	264	2,146	592	2,214

8. Fair value of financial instruments

The carrying amounts of cash, accounts receivable and current liabilities approximate their fair value due to the short-term maturities of these instruments. Aur's carrying cost of its portfolio of marketable securities is nil while the market value as at June 30, 2002 was $902 (December 31, 2001 - $1,751). The estimated fair value of Aur's smelter settlements receivable based on commodity prices as at June 30, 2002 was a gain of $190 (December 31, 2001 – gain of $216). The estimated fair value of Aur's forward sales and purchased copper call options based on commodity prices as at June 30, 2002 was a gain of $7,714 (December 31, 2001 – gain of $26,060).